ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

March 20, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Impact Shares Trust I

(File Nos. 333-221764; 811-23312)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Impact Shares Trust I, a Delaware Statutory Trust.

This Pre-Effective Amendment to the Registration Statement is being filed for the purpose of responding to comments from the staff of the Securities and Exchange Commission and to make certain other changes.

Please direct any questions or comments regarding this filing to me at 617-854-2418 or Kathleen.Nichols@ropesgray.com. Thank you for your attention in this matter.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols, Esq.

cc:	Ethan Powell

Donald Guiney, Esq.

Brian D. McCabe, Esq.

Sarah H. McLaughlin, Esq.